UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 29, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 29, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: June 29, 2011
11-40-TR

Teck Announces Notes Offering

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that it has commenced an offering of senior unsecured notes, expected to price later today.  Teck intends to use the net proceeds from the offering for general corporate purposes, which may include anticipated capital spending for project development in its coal, copper and energy businesses and the repayment of debt.  The senior unsecured notes will be guaranteed by Teck Metals Ltd. and will rank pari passu with Teck’s other senior debt.

The new senior unsecured notes are being offered via an underwritten public offering in the United States pursuant to an effective shelf registration statement on Form F-9 filed with the U.S. Securities and Exchange Commission and in Canada on a private placement basis.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The senior unsecured notes offering is being made pursuant to an effective shelf registration statement in the United States and a private placement in Canada. A copy of the prospectus and related prospectus supplement may be obtained by visiting the SEC’s website at www.sec.gov or by calling Citigroup Global Markets Inc. at (877) 858-5407 (toll-free), J.P. Morgan Securities LLC at (212) 834-4533 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 (toll-free),  Goldman, Sachs & Co. at (866) 471-2526 (toll-free) or RBC Capital Markets, LLC at (866) 375-6829 (toll-free).

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the expected timing of pricing of the offering of notes and the intended use of proceeds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in financial markets and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.  Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Investor Contact:
Greg Waller
Teck Resources Limited
Tel.604.699.4014
greg.waller@teck.com

Media Contact:
Marcia Smith
Teck Resources Limited
Tel.604.699.4616
marcia.smith@teck.com